Sharon D. Mitchell, Attorney at Law

SD Mitchell & Associates, PLC

829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230

57492 Onaga Trail ∙ Yucca Valley, California 92284

1410 Washington Drive ∙ Stafford, Virginia 22554

(248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) sharondmac@att.net

*Admitted in Michigan

19 April 2012

Mr. Scott Anderegg

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Havana Furnishings, Inc.

            Amendment No. 2 to Registration Statement on Form S-1

            Filed March 8, 2012

            File No. 333-176684

Dear Mr. Anderegg:

We are in receipt of your correspondence dated April 5, 2012, and on behalf of Mr. Haisam Hamie, President and Director of Havana Furnishings, Inc., I would like to take the opportunity to respond to same.

Risk Factors, page 8

We are dependent on suppliers for the supply of our products…., page 9

  We note the addition of this risk factor. Please revise to clarify for investors, if true, that you have not yet identified any such suppliers. In addition, consistent with disclosure elsewhere in your prospectus that you have not commenced operations, please revise your disclosure in this risk factor and elsewhere, as appropriate, to remove statements that imply to investors that you have commenced operations. In this regard, we note your disclosure in this risk factor that suppliers provide you with drop shipping services to fulfill any orders you receive from your retail sites as well as your disclosure regarding the loss of these suppliers.

Response

            The requested information has been provided and the risk factor revised.

Dilution of the Price You Pay for Your Shares, page 14

  We note in your response to prior comment 4 that this section was revised. Please provide us with your calculation on how you arrived at the net tangible book value of $2,000 as of January 31, 2012. It would appear from your audited financial information that the net tangible book value as of January 31, 2012 should be reflected as ($3,943). Please amend your filing as appropriate and ensure any correction flows through all of the disclosures in your dilution tables.

Response

            The previous amendment that was filed with the Commission used an inaccurate number when preforming the calculations for this section. The section has been revised according to the correct net tangible book value as per the most recent quarter ending January 31, 2012.

Liquidity and capital resources, page 23

  We note your response to comment 6 in our letter dated November 21, 2011. We reissue our comment in part. Please revise your disclosure to address your liquidity needs on a long term basis.

Response

            Our liquidity needs will be determined on our profitability in the short term which we kindly refer you back to our Use of Proceeds section.

Description of Business, page 20

  We note your response to comment 7 in our letter dated November 21, 2011; however, we were unable to locate your revised disclosure in response to this comment. Therefore, we reissue our comment. Please revise your business discussion to detail how you will operate if you only raise the minimum amount and your website only provides a splash page showcasing your products and a tab to contact you. Also, please include a risk factor that outlines the risk to investors that you do not know the amount product you will need to sell in order to be profitable.

Response

            Clarification has been made as requested and a risk factor added.

  We note that your response to comment 8 in our letter dated November 21, 2011 and the materials included from such sources as Wikipedia. In addition, please provide us with page references between your disclosures and the materials provided. For example, in your prospectus you cite an IMF study but the sources in the Wikipedia materials appears to be the CIA World Fact book. If the IMF study is referred to via footnotes, still please provide us with the IMF article and cross reference your statements to the page or pages in the materials or articles that support each statement. To the extent you are unable to provide support, please delete these qualitative and comparative statements. Please revise throughout your prospectus as necessary.

Response

            All references to the IMF article have been removed.

With best regards,

/s/ Sharon D. Mitchell

Sharon D. Mitchell